SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities and Exchange Act of 1934
(Amendment No 37)

 BLACKROCK  ADVANTAGE TERM TRUST, INC.
(BAT)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

 09247A101
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
14 Tobey Village Office Park
Pittsford, New York 14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2001
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [x]

(Page 1 of 4 pages)
There are no exhibits.









ITEM 1	Security and Issuer
		Common Stock
		Blackrock Advantage Term Trust, Inc.
		Blackrock Financial Management  L. P.
		345 Park Ave.
		31 St. floor
		New York, New York 10154
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		("KIM")
		George W. Karpus, President, Director and Controlling Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 14 Tobey Village Office park
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn VanDegriff, or Sophie Karpus
		("the Principals") or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years non-of the principals or KIM has been a party
		to a civil proceeding as a result of which any of them is subject to a
		judgment, decree or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of BAT
		on behalf of accounts that are managed by KIM ("the Accounts") under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of BAT fit the investment guidelines for various
		Accounts.  Shares have been acquired since February 8, 1995.
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 1,016,292 shares, which
represents 10.69% of the outstanding Shares.   Karpus Investment
Management Profit Sharing Plan owns 1,000 shares purchased on June 9,
1995 at a price of $8.625 per share.  None of the other Principals presently owns shares.
		b) KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
c) The first open market purchase occurred on February 8, 1995 as previously reported.  Open market purchases for the last 60 days for
the Accounts.   There have been no dispositions and no acquisitions,
other than by such open market purchases, during such period unless indicated.
Date
Shares
Price Per

Date
Shares
Price Per


Share



Share
1/12/01
-4400
10.1875

2/13/01
850
10.07
1/19/01
19000
9.9375

2/14/01
8350
10.06
1/19/01
-1400
10.1875

2/15/01
1400
10.06
1/19/01
5000
10

2/16/01
5000
10.06
1/22/01
4150
10.0625

2/20/01
14400
10
1/23/01
1100
10.0625

2/20/01
4300
10.06
1/26/01
-1750
10.125

2/22/01
-1700
10.05
The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of BAT
		securities.
ITEM 7	Materials to be Filed as Exhibits
		Not applicable.


Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.



March 7, 2001 			         By:________________________
        Date						        Signature
     George W. Karpus, President
       Name/Title